                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                                (Rule 13d-102)

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                         (Amendment No. __________)/1/


                                 PEAPOD, INC.
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                                (Name of Issuer)

         Common Stock, par value $.01 per share, including associated preferred stock purchase rights
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                        (Title of Class of Securities)

                                  704718 10 5
                      ----------------------------------
                                (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     [_]  Rule 13d-1(b)
     [_]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)



/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 pages
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CUSIP NO.  704718 10 5                13G
           -----------

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     NAMES OF REPORTING PERSONS.
 1   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Thomas L. Parkinson

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     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
     Not Applicable                                             (b) [_]

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     SEC USE ONLY
 3


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     CITIZENSHIP OR PLACE OF ORGANIZATION
 4
     U.S. Citizen

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                          SOLE VOTING POWER
                     5
    NUMBER OF             1,137,783 Shares*
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY             SHARED VOTING POWER
       EACH          6
    REPORTING             0
      PERSON
       WITH        -------------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7
                          1,137,783 Shares*

                   -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8    0

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,137,783 Shares*
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]
      Not Applicable
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      6.6%

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN

--------------------------------------------------------------------------------
* Includes 158,737 options that are currently exercisable or exercisable within 60 days. Mr. Parkinson disclaims beneficial ownership with respect to 55,503 shares, which shares are held in trusts for the benefit of Mr. Parkinson's nephews and with respect to which Mr. Parkinson serves as trustee.


                               Page 2 of 5 pages
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Item 1(a).     Name of Issuer:

               Peapod, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               9933 Woods Drive, Skokie, Illinois 60077

Item 2(a).     Name of Person Filing:

               Thomas L. Parkinson

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               9933 Woods Drive, Skokie, Illinois 60077

Item 2(c).     Citizenship:

               U.S. Citizen

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.01 per share, including associated preferred stock purchase rights.

Item 2(e).     CUSIP Number:

               704718 10 5

Item 3.        NOT APPLICABLE

Item 4.        Ownership.

               (a)  Amount beneficially owned:

                    1,137,783 Shares*

               (b)  Percent of class:

                    6.6%

               (c)  Number of shares as to which such person has:

                    (i)    Sole power to vote or to direct the vote - 1,137,783*

                    (ii)   Shared power to vote or direct the vote - 0

                    (iii) Sole power to dispose or to direct the disposition of - 1,137,783*

                    (iv) Shared power to dispose or to direct the disposition of - 0

Item 5.        Ownership of Five Percent or Less of a Class.

               NOT APPLICABLE

* Includes 158,737 options that are currently exercisable or exercisable within 60 days. Mr. Parkinson disclaims beneficial ownership with respect to 55,503 shares, which shares are held in trusts for the benefit of Mr. Parkinson's nephews and with respect to which Mr. Parkinson serves as trustee.


                               Page 3 of 5 pages
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Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               NOT APPLICABLE

Item 8.        Identification and Classification of Members of the Group.

               NOT APPLICABLE

Item 9.        Notice of Dissolution of Group.

               NOT APPLICABLE

Item 10.       Certification.

               NOT APPLICABLE




                               Page 4 of 5 pages
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                                   SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   February 10, 1999
                                       -----------------------------------------
                                                        (Date)



                                                /s/ Thomas L. Parkinson
                                       -----------------------------------------
                                                      (Signature)



                                                  Thomas L. Parkinson
                                       -----------------------------------------



                               Page 5 of 5 pages